   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1998
------------------------------------------------------------------------------
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                      -----------------------------------
                       POST EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-8
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                      -----------------------------------

                              -------------------
                              RIDDELL SPORTS INC.
            (Exact name of registrant as specified in its charter)

         DELAWARE                                               22-2890400
(State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                              -------------------

                              RIDDELL SPORTS INC.
                               900 THIRD AVENUE
                                  27TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 826-4300

(Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

                              -------------------

                              RIDDELL SPORTS INC.
                            1991 STOCK OPTION PLAN

                              RIDDELL SPORTS INC.
                            1997 STOCK OPTION PLAN
                           (Full title of the plans)
                              -------------------
                                 LISA MARRONI
                              RIDDELL SPORTS INC.
                               900 THIRD AVENUE
                                  27TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 826-4300

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                             AMOUNT OF             PROPOSED MAXIMUM         PROPOSED MAXIMUM          AMOUNT OF
TITLE OF SECURITIES TO BE    SHARES TO BE          OFFER PRICE PER          AGGREGATE OFFERING        REGISTRATION
REGISTERED                   REGISTERED            SHARE (2)(3)             PRICE (2)(3)              FEE (4)
==================================================================================================================

Common Stock, par
value $0.1 per share (the
"Common Stock")              75,000(1)                   (2)                    $206,250                $71.12(5)
==================================================================================================================

(1) Represents shares proposed to be sold by a selling stockholder who may be deemed an "affiliate" under Rule 404 of the Rules and Regulations of the Securities Act of 1933, as amended, upon the exercise of certain options to purchase the Company's Common Stock.

(2) The proposed maximum offering price per share and the proposed maximum aggregate offering price were estimated pursuant to Rules 457(c) and (h) under the Securities Act of 1933, as amended (the "Act"). The proposed maximum aggregate offering price equals the aggregate offering price of 75,000 shares of Common Stock issuable under the Company's 1991 Stock Option Plan pursuant to options having an exercise price of $2.75 per share ($206,250).

(3)      Estimated solely for the purpose of calculating the registration fee.

(4) The registration fee has been calculated pursuant to Section 6(b) of the Act based on the proposed maximum aggregate offering price.

(5)      Previously paid.

                              REOFFER PROSPECTUS

                              RIDDELL SPORTS INC.

                         75,000 SHARES OF COMMON STOCK

         This Reoffer Prospectus (the "Prospectus") is being used in connection with the offering by Dan Cougill, a selling stockholder (the "Stockholder") of Riddell Sports Inc. (the "Company"), who may be deemed an "affiliate" of the Company (as such term is defined in Section 405 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act")), of shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company, which may be acquired by him and are available to be resold by him pursuant to a Stock Option Agreement between the Company and the Stockholder (the "Agreement").

         The Stockholder may offer to sell the Common Stock covered by this Prospectus from time to time in one or more transactions, at prices and upon terms then obtainable in the NASDAQ National Market System ("NASDAQ NMS"), in negotiated transactions, in a combination of any such methods of sale, or otherwise.

         The Company will not receive any of the proceeds from the sales of the Common Stock. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by the individual Stockholder will be borne by the Stockholder.

         The Common Stock is listed on the NASDAQ-NMS under the trading symbol "RIDL". On September 2, 1998, the last sale of price of the Common Stock, as reported by NASDAQ-NMS, was $4.875 per share.

         SEE "RISK FACTORS" BEGINNING OF PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                             --------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY
                      OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                              -------------------

           The date of this Reoffer Prospectus is September 4, 1998

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room 1024 of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy and information statements and other information may be found on the SEC's site address, http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the National Association of Securities Dealers, National Market System, 1735 K Street NW, Washington, D.C. 20006.

         This Prospectus constitutes a part of a registration statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the registration statement, and reference is hereby made to the registration statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statement contained or incorporated by reference herein concerning the provisions of any document is not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, including all amendments filed for the purpose of updating or completing such reports, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

         (A) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 as amended by Form 10K-A dated April 28, 1998 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

         (B) The description of the Common Stock set forth in the Company's Amended and Restated Articles of Incorporation and First Amended and Restated By Laws (incorporated by reference to the Company's Form 10-Q dated November 11, 1996 and the Company's Form 10-K for the year ended December 31, 1995, respectively).

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests should be directed to the attention by mail to Lisa Marroni, Esq., General Counsel, Riddell Sports Inc., 900 Third Avenue, 27th Floor, New York, New York 10022, or by telephone at (212) 826-4300.

                                 RISK FACTORS

         Prospective Holders of Common Stock should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus before deciding to purchase any Common Stock.

SIGNIFICANT LEVERAGE AND INDEBTEDNESS SERVICE

         The Company incurred substantial indebtedness in connection with its acquisition of Varsity Spirit Corporation (the "Acquisition") in June, 1997. As of June 30, 1998, the Company had total consolidated indebtedness of $144.5 million. Subject to the restrictions in the Company's debt agreements, including its $35 million Credit Facility with NationsBank N.A. and NBD Bank (the "Credit Facility") and the indenture (the "Indenture") governing the Company's $115 million principal amount of 10.5% Senior Notes due 2007 (the "Senior Notes"), the Company and its subsidiaries may incur additional indebtedness from time to time to finance capital expenditures and acquisitions and for other general corporate purposes.

         The degree to which the Company is leveraged could have important consequences to the holders of the Common Stock, including: (i) the possible limitation in the future of the Company's ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other purposes; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for operations; (iii) certain of the Company's borrowings, primarily the borrowings under the Credit Facility, will be at variable rates of interest which could cause the Company to be vulnerable to increases in interest rates; and (iv) the Company may be more vulnerable to economic downturns and be more limited in its ability to withstand competitive pressures than its competitors that are not as highly leveraged.

         The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Credit Facility or successor facilities and any provisions of law which generally may restrict the Company's subsidiaries from making distributions to the Company (such as laws restricting dividends to the extent of adequate capital). However, the Company believes that its cash flow from operations, together with amounts available under the Credit Facility, will be adequate to meet its current cash requirements for working capital, capital expenditures, interest payments and scheduled principal payments.
There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that its cash requirements will not increase beyond current requirements in the event the Company enters into definitive agreements relating to its licensing the Umbro(Registered) trademark or for any other reason. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness, or to obtain additional financing or to dispose of material assets or operations. The Credit Facility and the Indenture restrict the Company's ability to sell assets and the use of proceeds therefrom. There can be no assurance that any such refinancing or asset sales would be possible under the Company's debt instruments existing at such time, that the proceeds which the Company could realize from such refinancing or asset sales would be sufficient to meet the Company's obligations then due or that any additional financing could be obtained.

         The Credit Facility and the Indenture contain numerous restrictive covenants which limit the discretion of the management of the Company with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, another entity. The Credit Facility also contains a number of financial covenants that require the Company to meet certain financial ratios and tests and provide that a Change of Control (as defined in the Credit Facility) constitutes an event or default. A failure to comply with the obligations contained in the Credit Facility or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In addition, the obligations of the Company under the Credit Facility are secured by substantially all of the assets of the Company. In the case of an event of default under the Credit Facility, the lenders under the Credit Facility would be entitled to exercise the remedies available to a secured lender under applicable law. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that the Company would have sufficient cash to do so or that the Company could successfully refinance such indebtedness. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Credit Facility or the Senior Notes.

SEASONALITY AND QUARTERLY FLUCTUATIONS

         The business and results of operations of both Riddell and Varsity are highly seasonal and both follow a similar annual pattern. With respect to Riddell, orders for football products and reconditioning services are solicited over a sales cycle that begins in the fall of each year and continues until the start of football play at the end of the following summer. Delivery of products and performance of reconditioning services are solicited over a sales cycle that begins in the fall of each year and continues until the start of football play at the end of the following summer. Delivery of products and performance of reconditioning services reaches a low point during the football playing season. These activities contribute most to profitability in the first through third quarters of each calendar year. Varsity's cheerleader and dance team camps are held exclusively in the summer months. Sales of Varsity's cheerleader, dance team and booster club uniforms and accessories primarily occur prior to the beginning of the school year. Accordingly, a substantial portion of Varsity's annual revenues and all of its net income is generated in the second and third quarters of each calendar year, respectively, while the first and fourth quarters have historically resulted in net losses.

         Riddell sells most of its competitive football products and reconditioning services on dated payment terms with payments from customers generally due the following July or September. Accordingly, trade receivables increase throughout the year as sales are made on these dated payment terms. The increase in trade receivables continues throughout an annual cycle until reduced at the end of the cycle, generally in the following July to October period, as the dated receivables become due. In order to finance the resulting large receivable levels, Riddell requires a revolving line of credit. The outstanding balance on the revolving line of credit generally follows the receivable cycle described above, increasing as the level of receivables increases until the mid summer of each year when collections of the dated receivables are used to reduce the outstanding balance on the line. Varsity's working capital needs have generally followed a similar pattern reaching their peak at the end of the first calendar quarter and continuing through the second quarter. This period follows Varsity's off-season period during which it generates only nominal revenues while incurring expenditures in preparation for its approaching peak season.

         The Company expects that its new debt structure will impact the seasonality of its working capital demands as the semi-annual interest payments on the $115 million of 10.5% Senior Notes come due each January and July.

SHARES ELIGIBLE FOR FUTURE SALE

         On September 1, 1998 the Company had 9,134,404 shares outstanding and has reserved for issuance 322,152 shares issuable upon exercise of warrants granted to certain stockholders of the Company including the Stockholder and 1,395,011 shares issuable upon conversion of the Company's 4.1% convertible Subordinated Note due 2004 (the "Convertible Note"). See, "The Offering" and "Stockholder." The Company has filed registration statements registering 1,961,178 shares consisting of these shares and certain shares owned by stockholders who have exercised registration rights. In addition, the Company has reserved for issuance 2,146,100 shares issuable pursuant to employee stock options granted under the Company's 1991 Stock Option Plan and 1997 Stock Option Plan. Unless exercised by the holders, options granted under the Company's 1991 Stock Option Plan to acquire 227,800 shares of Common Stock which are "in the money" as of September 1, 1998 expire on or before February 1, 1999.

         As of September 1, 1998, approximately 5,545,937 shares (53.4%) of the Company's Common Stock is deemed beneficially owned by certain officers and directors of the Company (determined in accordance with Rule 13d-13(d)(i) of the Exchange Act) and, according to Rule 144(a)(3) of the Securities Act, are "restricted securities" which can be sold only pursuant to an effective registration statement or exemption from registration.

         The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

DEPENDENCE ON THIRD-PARTY FOREIGN MANUFACTURING

         A large portion of Riddell's merchandise is sold through retail channels and certain protective athletic equipment, such as shoulder pads, are currently manufactured to its specifications by independent manufacturers located throughout the world. In particular, all of Riddell's mini-helmet collectibles are manufactured in China. Riddell has no long term contracts with its manufacturers and competes with other companies for production capacity. Riddell's arrangements with its non-U.S. suppliers are subject to the risks generally associated with doing business abroad, such as changes in import duties, tariffs, foreign governmental regulations, political unrest, foreign currency fluctuations, disruptions or delays in shipments, changes in economic conditions in countries in which Riddell's manufacturing sources are located and other factors. Additionally, manufacturing in foreign countries adds weather and time risk largely associated with transoceanic shipping. Riddell cannot predict the effect that such factors will have on its manufacturers. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if Riddell's current foreign manufacturers were to cease doing business with Riddell for any reason, Riddell's business and operating results could be severely impacted. Riddell cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of its products in the future, or what effect any such actions would have on its business, financial condition and results of operations.

PRODUCT LIABILITY CLAIMS; UNCERTAINTY OF INSURANCE COVERAGE; AND PERSONAL INJURY CLAIMS

         Given the nature of the products manufactured by the Company, particularly its line of football helmets, Riddell has in the past and will continue in the future to be subject to product liability claims. Currently, certain subsidiaries are defendants in various product liability suits relating to personal injuries allegedly related to the use of Riddell helmets or helmets reconditioned by the Company. As of September 1, 1998, the Company was a defendant in 5 product liability suits allegedly related to the use of helmets manufactured. The ultimate outcome of these claims, or potential future claims, and their effect on the Company's business, financial condition and results of operations cannot presently be determined. The Company estimates that the uninsured portion of future costs and expenses related to these claims, and incurred but not reported claims, would amount to at least $3.9 million at June 30, 1998 and, accordingly, a reserve in this amount is included in the Consolidated Balance Sheet of the Company as of June 30, 1998 as part of accrued liabilities and other liabilities. These reserves are based on estimates of losses and defense costs anticipated to result from such claims from within a range of potential outcomes, based on available information, including an analysis of historical data such as the rate of occurrence and the settlement amounts of past cases. However, due to the uncertainty involved with estimates, actual results have at times varied substantially from earlier estimates and could do so in the future. Accordingly, there can be no assurance that the ultimate costs of such claims will fall within the established reserves.

         The Company maintains product liability insurance under an occurrence-based policy providing coverage against such claims currently pending against the Company and future claims relating to injuries occurring between December 1994 and January 2005 even if such claims are filed after the end of the policy period. The insurance program provides certain basic and excess coverages with combined aggregate coverage of over $40,000,000 subject to the limitations described below. The basic insurance coverage under the policy provides coverage of up to $2,250,000 per claim in excess of an uninsured retention (deductible) of $750,000 per occurrence ("Basic Coverage"). The Basic Coverage, which does not affect the availability of the excess coverage described below, has an aggregate limit which is currently $4,300,000, but the policy allows the Company to increase this maximum limit to $7,700,000 at any time by prepaying the required premium, which counts at 120% of the amount paid toward the limit. The insurance program also provides for additional coverage ("Excess Coverage") of up to $20,000,000 per occurrence, in excess of the first $3,000,000 of each claim which is covered by the Basic Coverage, to the extent available. Claims covered by the Excess Coverage are subject to one of two separate $20,000,000 aggregate policy limits, depending on the date of the related injury. The first $20,000,000 aggregate limit applies to claims for injuries occurring prior to January 31, 1998, and claims occurring after January 1998, are covered under the second separate $20,000,000 aggregate limit.

         There can be no assurance that such insurance coverage will remain available after the coverage expires in 2005, that Riddell's insurer will remain viable or that the insured amounts will be sufficient to cover all future claims in excess of Riddell's uninsured retention. Furthermore, future rate increases might make such insurance uneconomical for Riddell to maintain after 2005.

         Cheerleading is a vigorous athletic activity involving jumps, tumbling, partner stunts and pyramids, with which there are associated risks of personal injury. Varsity actively promotes safety among cheerleaders, dance team participants and coaches and was a founding member of and is an active participant in the American Association of Cheerleading Coaches and Advisors, an industry trade group whose mission is to improve the quality of cheerleading and to maintain established safety standards. From time to time, Varsity is subject to personal injury claims arising from its cheerleader and dance team camps and activities, and as of September 1, 1998 was subject to 5 such claims. Varsity believes it is adequately insured against such risks. There can be no assurance, however, that one or more meritorious claims against Varsity for serious personal injury would not have an adverse effect upon the Company's business, financial condition and results of operations.

RISK OF LOSS OF MATERIAL LICENSE AND OTHER CONTRACTUAL RELATIONSHIPS

         Riddell is currently a party to several license agreements as a licensor and has retained an independent licensing agent to help expand its licensing program. Approximately 1% of the Company's consolidated revenues for the year ended December 31, 1997 on a pro forma basis after giving effect to the Acquisition and refinancing of the Company's indebtedness in 1997 would have resulted from its licensing activities. Royalties paid to the Company by Kmart and Footstar Corp. for the use of the MacGregor trademark constituted approximately 85% of licensing revenues for 1997 and constituted approximately 98% of the Company's licensing revenues from the MacGregor trademark rights for 1997. Of such royalties paid to the Company approximately 40% were derived with respect to athletic footwear and 40% with respect to apparel. Riddell's license with Footstar Corporation (a division of Meldisco) grants Footstar the rights to sell athletic footwear bearing the MacGregor trademark in Kmart stores through 2001, subject to renewal at Footstar's option for an additional two year period if certain conditions are satisfied. The Company recently entered into an amendment to its existing license with Kmart extending Kmart's license to sell athletic socks in Kmart stores through 2001 and terminating Kmart's license to sell apparel and the other smaller product categories in Kmart stores as of June 30, 1998.

         A material decline in the royalties from the MacGregor trademark rights could have a material adverse effect on the Company's results of operations. The unamortized cost of the related MacGregor trademark rights and license agreements included in intangible assets at June 30, 1998 was approximately $13.4 million. If there were a material decline in the revenues from the MacGregor trademark, then the carrying amount of the MacGregor trademark rights could be deemed to have been impaired. A write-down for such impairment could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will successfully re-license the apparel and other smaller product categories.

         While Riddell believes its relationships with its other licensees and licensors are good, there can be no assurance that such license agreements will be renewed upon expiration or that the Company will be successful in entering into new license agreements in the future.

         In addition to the foregoing licensing agreements, the Company has formed several strategic alliances to promote its business. Since April 1989 Riddell has had an exclusive promotional rights agreement with the NFL pursuant to which the Riddell brand is the only name that can be displayed on helmets used in NFL play. Riddell's agreement with the NFL expires in April 1999 and automatically extends for unlimited successive five-year periods thereafter, provided that the quality of Riddell's helmets and shoulder pads remain comparable to the best available technology as reasonably determined by the NFL.

         Since 1989, Varsity has organized and produced various national cheerleading and dance team championships for exclusive broadcast on the ESPN, Inc. ("ESPN") cable channel. Varsity's current agreement with ESPN expires after the 1998 season. In 1996, Varsity entered into several agreements with Walt Disney Attractions, Inc. ("Walt Disney Attractions") pursuant to which its national cheerleading and dance team championships through 1999 will be held at Walt Disney World(R) Resort in Florida. While the Company believes that it will be successful in renewing or replacing the agreements with the NFL, ESPN and Walt Disney Attractions in a manner which will continue to promote the Company's products and services, there can be no assurance that it will be successful in doing so or that it will be able to do so on economically favorable terms. Although the Company believes that the failure to renew any one of the agreements with the NFL, ESPN and Walt Disney Attractions would not have a material effect on the Company, there can be no assurance that the loss of all or any combination of such agreements would not have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION AND MARKET SHARE DATA

         In its Institutional athletic products business, Riddell competes with several larger national companies, such as Rawlings Sporting Goods Company, Inc., Diamond Sports Co., Wilson Sporting Goods Company, and in its practicewear business, with national companies such as Champion Products, Inc. and Russell Athletic, Inc. While none of such national competitors manufactures football helmets, some of Riddell's competitors offer a broad line of sports equipment and are significantly larger and have substantially greater financial and other resources at their disposal than Riddell. Riddell also competes with numerous smaller manufacturers and suppliers of sporting goods, services and collectibles. In particular, the protective equipment reconditioning and the sports collectibles industries are highly fragmented. In late 1994, in response to Riddell's move to direct sales, Schutt Sports Group ("Schutt"), Riddell's primary competitor in new football equipment, canceled the designation of All American Sports Corporation's (Riddell's reconditioning subsidiary) as an authorized reconditioner of AIR(TM) helmets and refused to sell parts for their helmets to All American. This move has had no measurable impact on Riddell's ability to recondition AIR helmets and no significant effect on total reconditioning volume in 1996 or 1997. Although Riddell will continue to source parts from outside suppliers that meet or exceed Schutt's standards and to recertify all AIR helmets to NOCSAE standards as it had before, Schutt's actions could have some limited impact on the reconditioning volume of All American in future years.

         Varsity is one of two major national companies that designs and markets cheerleader, dance team and booster club uniforms and accessories and is one of two major national operators of camps. While Varsity's only national competitor is National Spirit Group Limited ("NSG"), it also competes with other smaller national and regional competitors that serve the uniform and accessories market or that operate cheerleader and dance team camps and clinics. Competitive pressure could have a material adverse effect on the Company's business, financial condition and results of operations.

         The market share and other market data contained in this Prospectus are based on independent industry publications and the good faith belief of the Company's management. However, market share data cannot always be verified with complete certainty due to the unavailability of raw data in certain circumstances and the voluntary nature of the data gathering process, and estimates may be incorrect, possibly to a material degree. In particular, the Company is not aware of the availability of reliable statistics with respect to the actual size of the high school football helmet market. Management's estimates with respect to this market are based only on the limited data in the public domain and the Company's participation in the football helmet industry which contains only one major competitor, a private company that does not reveal distribution information with respect to the high school market. Management's estimates with respect to the collegiate market are based on the Company's market share data with respect to NCAA teams. The Company is not aware of the availability of reliable statistics on the dance studio market, and management's estimates are based upon limited data in the public domain. Accordingly, no assurance can be given as to the accuracy of management's estimates. Prospective holders of Common Stock should not place undue emphasis on the market share data contained in this Prospectus, as there can be no assurance that such data are accurate in all material respects.

DEPENDENCE ON NEW PRODUCTS

         The Company's future growth will be impacted by its ability to identify and develop collectible and retail products which can be sold at acceptable profit margins. There can be no assurance that the Company will be successful in identifying and developing new collectible and retail products that may be successfully marketed to consumers. A failure to identify and develop new products for marketing through the retail and other channels would adversely affect the Company's future performance.

REGULATION

         At present, no national governing body regulates cheerleading and dance team activities at the collegiate level. Although voluntary guidelines relating to safety and sportsmanship have been issued by the NCAA and some of the athletic conferences, to date cheerleading and dance teams generally are free from rules and restrictions similar to those imposed on other competitive athletics at the college level. However, if rules limiting off-season training are applied to cheerleading and/or dance teams (similar to rules imposed by the NCAA on other sports), it is likely that Varsity would be unable to offer a significant number of its camps either because participants would be prohibited from participating during the summer or because suitable sites would not be available. Although the Company is not aware of any school officially adopting these activities as a competitive sport, recognition of cheerleading and/or dance teams as "sports" would increase the possibility that these activities may become regulated. If Varsity were restricted from providing its training programs to colleges and high schools, or if cheerleaders and dance teams were restricted from training during the off-season, such regulations would likely have a material adverse effect on Varsity's business, financial condition and results of operations. However, the Company currently does not believe that any regulation of collegiate cheerleading or dance teams as a "sport" is forthcoming in the foreseeable future, and in the event any rules are proposed to be adopted by athletic associations, the Company expects to participate in the formulation of such rules to the extent permissible.

         At the high school level, some state athletic associations have classified cheerleading as a sport and have in some cases imposed certain restrictions on off-season practices and out-of-state travel to competitions. However, in all cases to date, Varsity has been able to work with these state athletic associations to designate acceptable times for the cheerleaders within these states to attend camps. Varsity has also signed agreements with several state associations to assist with sponsoring and execution of official competitions with these states. To date, state regulations have not had a material effect on Varsity's ability to conduct its normal business activities within those states.

DEPENDENCE ON KEY PERSONNEL

         The Company's executive officers and certain other key employees of Riddell and Varsity have been primarily responsible for the development and expansion of their respective businesses, and the loss of the services of one or more of these individuals could have an adverse effect on the Company. The Acquisition combined two separate management teams under the ownership of one company. The Company's future success will be dependent in part upon its continued ability to recruit, motivate and retain qualified personnel, as well as the successful integration of the two management teams. There can be no assurance that the Company will be successful in this regard. The Company has employment and non-competition agreements with certain key personnel.

RISKS RELATING TO BENEFITS OF THE ACQUISITION

         Management expects certain economic benefits to result from the Acquisition, including the introduction of new products and cross marketing of products. There can be no assurance that following the Acquisition the Company will be able to successfully introduce new products or programs or will achieve the economic benefits that management expects. Realization of such economic benefits from the Acquisition could also be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, the response of the Company's customers or competitors, difficulties in launching new products or entering new markets and regulatory developments.

                                 THE OFFERING

Securities offered.........................75,000 shares of Common Stock by the
                                           Stockholders

Common Stock outstanding immediately
prior to the offering(1) ..................9,134,404 shares

Common Stock outstanding immediately
after the offering(1)(2)...................9,209,404 shares

Use of Proceeds............................The Company will receive no proceeds from the sale of shares being offered
                                           hereby.

NASDAQ-NMS symbol..........................RIDL

---------

      (1) Excludes 2,146,100 shares issuable upon exercise of options granted pursuant to the Company's 1991 Stock Option Plan and 1997 Stock Option Plan as of September 1, 1998. Also excludes 1,395,011 shares of Common Stock issuable upon conversion at $5.3673 (subject to certain adjustments) of the Convertible Note. Also excludes 172,152 shares of Common Stock underlying a warrant expiring October 29, 1999 granted to NBD Bank in October 1995 in consideration for the extension of the maturity date of a $36,000,000 line of credit to the Company. The exercise price of the warrant owned by NBD is $3.54 increasing to $3.72 October 29, 1998. Also excludes a warrant to acquire 150,000 shares of Common Stock owned by certain officers and/or directors of the Company (see, "Stockholder").

      (2) Assumes exercise of the option to acquire 75,000 shares of Common Stock by the Stockholder.

                                  THE COMPANY

GENERAL

         The Company is the world's leading manufacturer and reconditioner of football protective equipment and is the nation's leading supplier of products and services to the school spirit industry. The Company is a holding company that conducts its business through two principal operating divisions: the Riddell Group Division ("Riddell") and the Varsity Group Division ("Varsity"). The Company believes that the Riddell brand is one of the best known and recognizable in all of sports. Management estimates that Riddell football equipment is worn by more than 80% of all professional National Football League ("NFL") players, and by more than 50% of all high school and collegiate players. In addition to the sale of new protective athletic equipment, Riddell is the largest national participant in the highly fragmented athletic equipment reconditioning industry. Additionally, Riddell markets both full-size and miniature collectible helmets and other collectible products and licenses its Riddell(Registered) and MacGregor(Registered) trademarks for use on athletic footwear and apparel. Varsity designs and markets innovative cheerleader and dance team uniforms and accessories for sale to the school spirit industry. Varsity is also a leading operator of high school and college cheerleader and dance team camps. Varsity promotes its products and services, as well as the school spirit industry, by organizing and producing various nationally televised cheerleading and dance team championships and other special events. The Company believes that it has one of the largest nationwide direct sales forces that focuses on the extracurricular activities segment of the educational institutional market (the "Institutional market").

      The Company was incorporated in the State of Delaware in April 1988. The executive offices of the Company are located at 900 Third Avenue, 27th Floor, New York, New York 10022 and its telephone number is (212) 826-4300.

RIDDELL

      Riddell is the world's leading manufacturer of high school, college and professional football helmets, with market share estimated at over 50%. Riddell also sells shoulder pads, including a line of premium pads under the Power(Registered) name, as well as a line of accessory pads which include thigh, hip, rib and knee pads.

      Through its subsidiary, All American Sports Corporation ("All American"), Riddell is the word's leading reconditioner of football helmets, shoulder pads and other related equipment. Reconditioning typically involves cleaning, sanitizing, buffing or painting, and recertifying helmets as conforming to the National Operating Committee on Standards for Athletic Equipment ("NOCSAE") standards. NOCSAE, a committee comprised of sports equipment manufacturers, including Riddell, establishes industrywide standards for protective athletic equipment. Riddell may also replace face guards, interior pads and chin straps. In addition, Riddell reconditions shoulder pads, as well as equipment for other sports, including baseball and lacrosse helmets, catchers' masks and baseball gloves. Riddell believes its customer relationships are strengthened by providing reconditioning services through its Institutional market sales force to the same athletic coaches generally responsible for athletic equipment purchases.

      Riddell maintains a promotional rights agreement with the NFL's licensing division (the "NFL Agreement") which requires the Riddell name to appear on the front and on the chin straps of each Riddell helmet used in NFL play. The NFL Agreement further requires all teams in the NFL to cover any indicia of brand identification of other manufacturers which might otherwise appear on helmets, face masks or chin straps not manufactured by Riddell but used during league play. The recognition resulting from the frequent appearance of the Riddell name on helmets in televised football games as well as in photographs in newspapers and magazines such as Sports Illustrated is viewed by management as important to its overall sales, marketing and licensing efforts. The NFL Agreement, which originated in 1989, expires in April 1999 and automatically extends for unlimited successive five-year periods thereafter, provided that the quality of Riddell's helmets and shoulder pads remains comparable to the best available technology as reasonably determined by the NFL.

      To better capitalize on Riddell's premium brand name, in 1993, David Mauer, the former President of Mattel U.S.A., became Riddell's Chief Executive Officer and initiated a strategic repositioning of Riddell's business, including assembling Riddell's current management team. In October 1994, management implemented a significant change in its Institutional distribution system by eliminating the network of independent team dealers which historically sold Riddell's products to the Institutional market and began selling athletic equipment directly to its Institutional customers. Riddell implemented its strategy by utilizing the All American reconditioning sales force that had previously been selling reconditioning services to its Institutional customers. Management subsequently increased All American's full-time sales force from 80 in 1994 to 115 in 1997. The change to direct sales has (i) enabled Riddell to increase its sales and profitability, (ii) facilitated the introduction and cross-selling of Riddell's non-football-related products such as practicewear and baseball equipment,
(iii) improved control over the sales efforts to Institutions and (iv) provided better access to detailed sales information for analysis.

      In addition to repositioning its Institutional marketing effort, management also refocused its retail collectible business. Riddell's retail collectible business began with miniature and full size collectible football helmets displaying NFL and college team logos. Management's strategy with respect to the retail collectible market has been to (i) reduce production costs, (ii) segregate products by distribution channels and (iii) accelerate new product development.

VARSITY

      Varsity is a leading provider of products and services to the school spirit industry. Varsity designs and markets cheerleader, dance team and booster club uniforms and accessories and is one of the nation's leading operators of youth, junior high, high school and college cheerleader and dance team camps, clinics and competitions. Varsity promotes its products and services, as well as the school spirit industry, by organizing and producing various nationally televised cheerleading and dance team championships and other special events. Varsity's primary market includes participants at the approximately 37,500 Institutions located throughout the United States.

      Varsity's cheerleader and dance team fashion division maintains an excellent reputation for quality, design and on time delivery of its products. Such products, which bear the Varsity(Registered) label, include custom-made cheerleader and dance team uniforms and accessories, including sweaters, sweatshirts, jumpers, vests, skirts, warm-up suits, t-shirts, shorts, pompons, socks, shoes, pins, jackets and gloves. By relying on independent manufacturers to produce its uniforms, Varsity is able to minimize its fixed costs and retain the flexibility necessary to adjust the manufacturing to its highly seasonal production needs. Varsity provides its manufacturers with patterns, fabrics, yarn and manufacturing specifications for its products. Varsity also provides some cutting, knitting and lettering for the manufacturers at its specialized production facility located at its Memphis headquarters. Varsity considers itself an innovator in the design of uniforms and campwear garments and maintains an in-house design staff to maintain its leadership in setting design trends.

      Varsity's camp division commenced operations in 1975 with 20 cheerleading camps and 4,000 participants. Today, through its Universal Cheerleaders Association ("UCA") division and United Spirit Association ("USA") subsidiary, Varsity is a leading operator of cheerleader and dance camps in the U.S. Camp enrollment has increased every year since Varsity has been in business, and totaled 206,000 participants in 1997. Camp sessions, which are primarily held on college campuses in the summer, were conducted in every state except Alaska as well as in Canada, Panama and Japan in 1997. Participants in Varsity's 1997 summer camps included the cheerleading and/or dance team squads of approximately 76% of the universities comprising the Atlantic Coast, Big East, Big Ten, Big Twelve, Pacific 10 and Southeastern collegiate athletic conferences. Varsity instructors are mostly college cheerleaders who may have previously attended a Varsity camp, and management believes that its training of many of the top college cheerleading squads augments its recruiting of high school and junior high school camp participants.

      Varsity promotes its products and services through active and visible association with the following championships and television specials: the National College Cheerleading and Dance Team Championship(Registered) (nationally televised for 12 consecutive years), the National High School Cheerleading Championship(Registered) (17 consecutive years), the National Dance Team Championship(Registered) (10 consecutive years) and the National All Star Cheerleading Championship(Registered) (2 consecutive years). In addition to promoting cheerleading and dance team activities, these championships, television specials and other special events are a revenue source to Varsity primarily during the first and fourth quarters. In 1997, approximately 28,000 persons, including cheerleaders and their families, participated in Varsity's special events, such as championships and holiday parades in the U.S., London and Paris.

      In December, 1994, Varsity acquired Intropa International/U.S.A., Inc. ("Intropa"), a Varsity supplier since 1988. Intropa specializes in providing international and domestic tours for special interest, performing, youth and educational groups including Varsity's London and Paris trips.

      Varsity recently implemented an expansion of its dance business and began working with CS Designs, a prominent designer and manufacturer of dancewear. Varsity expects to introduce an expanded line of dance uniforms and costumes under the Varsity label to be sold by Varsity's in-house, nationwide sales force to high school and college dance teams as well as a new line of dance uniforms and costumes for dance studio participants to be marketed in coordination with Co. Dance, its new venture. Co. Dance runs regional dance conventions and competitions for students from private dance studios. Paula Abdul is Artistic Director and a co-founder of Co. Dance and is scheduled to host the national Co. Dance championship to be broadcast from Disney World on ESPN in July 1998. In 1997 and the first half of 1998 Co. Dance conducted fourteen weekend dance conventions in which dance instruction was provided by dancers who have performed on Broadway, in music videos and in Hollywood. Varsity plans to conduct three more Co. Dance sessions later in 1998.

      Varsity's strategy has been to increase revenue and market share by (i) expanding its school spirit product lines, (ii) strengthening its sales force,
(iii) increasing enrollment in its cheerleader and dance team camps as a vehicle to increase participation in special events such as parades and bowl games and cross-sell products, such as uniforms and (iv) actively promoting its business as well as the school spirit industry, primarily though its national televised cheerleading and dance team championships. Since fiscal 1987, Varsity has significantly expanded the variety and selection of its uniforms and accessories and increased its direct sales force to approximately 135 full-time professional sales representatives. Varsity believes it currently has the largest nationwide full-time direct sales force in the school spirit industry.

                                USE OF PROCEEDS

      The Company will receive no proceeds from any sale of the shares being offered hereby. The Company will bear all expenses of the offering, which are expected to be approximately $5,000.

                                  STOCKHOLDER

      The Stockholder, Mr. Cougill, is the President of the Company's Riddell Group Division and the President and Chief Operating Officer of its subsidiary, Riddell, Inc. The Company granted the Stockholder an option to acquire the 75,000 shares registered herein under the Company's 1991 Stock Option Plan. The option expires February 1, 1999. The exercise price per share of the Stockholder's option herein registered is $2.5625 per share.

      The Stockholder is a member of group of stockholders who are deemed to beneficially own in excess of 52.8% of the Company's Common Stock on September 1, 1998. The other member of the group are officers and/or directors of the Company and consist of Messrs. Nederlander, McConnaughy, Toboroff, Mauer and Webb and/or entities controlled by them. These stockholders have entered into an agreement dated as of September 14, 1995 (the "Stockholders' Agreement") pursuant to which they have agreed to vote the shares of stock owned by them as Mr. Robert Nederlander, the Company's Chairman, votes and to vote in favor of the election of Jeffrey Webb, the Company's Vice Chairman and the President and Chief Operating Officer of its Varsity Group Division, and a designee of Jeffrey Webb reasonably acceptable to the Board of Directors. The Stockholders' Agreement expires on the earliest to occur of the death of Mr. Nederlander, May 29, 2001 and, with respect to the shares so transferred, upon the transfer of shares of Common Stock owned by them.

      The following table sets forth information as of September 1, 1998 regarding the Stockholder and the shares of the Company's Common Stock that is beneficially owned by them, all of which may be offered from time to time pursuant to this Prospectus.

                                           Shares Beneficially               Number of            Shares Beneficially
                                             Owned Prior to the             Shares Being             Owned After the
             Stockholder                          Offering                      Sold                     Offering
             -----------                    --------------------         ------------------        --------------------
                                            Number       Percent                                   Number       Percent
Dan Cougill                                  105,177(1)     1.1%                75,000               30,177          0
c/o Riddell, Inc.
3670 No. Milwaukee Ave.
Chicago, IL 60641

---------------------

(1) The 105,177 shares of Common Stock beneficially owned by Mr. Cougill are subject to the Stockholders' Agreement. Furthermore, 95,000 of these105,177 shares underlie options granted to the Stockholder under the Company's 1991 Stock Option Plan that are exercisable currently or within 60 days of September 1, 1998. Additionally, 475 shares underlie a warrant which expires January 26,1999 The warrant was granted by the Company originally in January 1994 together with other warrants (collectively, the "Stockholders' Warrants) to acquire an aggregate of 150,000 shares of Company Common Stock to a limited partnership owned in part by Messrs. Nederlander, Toboroff and McConnaughy, certain officers and/or directors of the Company, in consideration for the extension of a note in the amount of $1,870,500 issued by the partnership in favor of the Company. Mr. Cougill purchased this warrant in September 1995. The exercise price per share of the Stockholders' Warrants owned by these Stockholders is $2.96, increasing to $3.11 on January 11, 1999.

      Sales of a substantial number of shares of Common Stock of the Company beneficially owned by the certain stockholders of the Company, including the Stockholder, may have an adverse effect on the market price of the Company's Common Stock. See "Risk Factors - Shares Eligible for Future Sale."

                             PLAN OF DISTRIBUTION

                  Any sale of the Common Stock by the Stockholder will be for his own account. The Company will receive none of the proceeds from the sale of the Common Stock.

                  The Common Stock offered hereby by the Stockholder may be sold from time to time by the Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the NASDAQ National Market System, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Common Stock offered hereby by the Stockholder may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock offered hereby by the Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the Stockholder may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by the Stockholder will be selected by such Stockholder. Brokers or dealers will receive commissions or discounts from the Stockholder in amounts to be negotiated immediately prior to the sales. These brokers or dealers and any other participating brokers or dealers, as well as certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                  Upon the Company being notified by the Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock offered hereby by the Stockholder through a block trade, special offering, or secondary distribution or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing: (i) the name of each such Stockholder and of the participating broker-dealer(s), (ii) the number of shares of Common Stock involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

                  In addition, to the extent otherwise required, the amount of the shares of Common Stock offered by the Stockholder to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement.

                  The Stockholder reserves the sole right to accept and, together with any agent of the Stockholder, to reject in whole or in part any proposed purchase of the Common Stock offered hereby by the Stockholder. The Stockholder will pay any sales commissions or other seller's compensation applicable to such transactions.

                  The Stockholder and agents who execute orders on his behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

                  Offers and sales of shares of the Common Stock have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the shares of Common Stock offered by the Stockholder will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Stockholder's shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

                  The Stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Stockholder or any such other person, and may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.

                  The Company has agreed to indemnify the Stockholder and certain other persons against certain liabilities including liabilities arising under the Act arising out of any material misstatement or material omission from the registration statement or prospectus relating hereto.

                                 LEGAL MATTERS

                  Certain legal matters with respect to the validity of the shares of Common Stock being registered will be passed upon for the Company by Lisa Marroni, Esq., General Counsel and Vice President for the Company. Ms. Marroni beneficially owns less than 1% of the Company's Common Stock through options granted to her by the Company pursuant to the Company's 1991 Stock Option Plan.

                                    EXPERTS

                  The consolidated financial statements of the Company as of December 31, 1996 and 1997, and for the years ended December 31, 1995, 1996 and 1997 have been incorporated by reference herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

====================

No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Except with respect to facts or events arising after the date hereof which individually or in the aggregate, represent a material change in the information set forth herein, neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                                  ----------

                               TABLE OF CONTENTS

                                                    Page
                                                    ----

Available Information................................2
Incorporation of Certain Documents
  by Reference.......................................2
Risk Factors.........................................3
The Offering.........................................11
The Company..........................................11
Use of Proceeds......................................15
Stockholder..........................................15
Plan of Distribution.................................16
Legal Matters........................................17
Experts..............................................18

---------------------------------------
---------------------------------------


                                 75,000 SHARES

                              RIDDELL SPORTS INC.

                                 COMMON STOCK

                                  ----------

                                  PROSPECTUS

                                  ----------



                               SEPTEMBER 4, 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

SEC registration fee.................................$   0
Printing and engraving...............................$   0
NASDAQ listing fee...................................$   0
Accountants' fees and expenses.......................$ 1,000
Legal fees and expenses..............................$ 2,000
Blue Sky Fees........................................$   0
Miscellaneous Fees...................................$ 2,000
                                                     --------
  Total.........................................     $ 5,000
                                                     ========

 Item 15.   Indemnification of Directors and Officers

            The Indemnification of officers and directors of the Company is governed by Section 145 of the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation (the "Certificate") and By-Laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard has been met by the party to be indemnified. The determination must be made (a) by a majority vote of a quorum consisting of the directors who were not parties to the action even though less than a quorum, or (b) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, or (c) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such person against the liabilities insured.

            The Certificate and the By-Laws each provides that the directors, officers and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all judgments, fines and amounts paid in settling or otherwise disposing of threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative and expenses incurred by such person in connection therewith. The By-Laws further provide that, to the extent permitted by law, expenses so incurred by any such person in defending a civil or criminal action or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding. The Certificate also eliminates the personal liability of directors to the fullest extent permitted by the DGCL, as amended from time to time.

            The By-Laws provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any state law, provision of the Certificate or By-Laws or otherwise.

            In addition to the indemnification as described below, the Company is a party to employment agreements with each of Messrs. Nederlander, Toboroff and Mauer (executive officers and directors of the Company) and Messrs. Cougill (an executive officer of Riddell, Inc., a wholly owned subsidiary of the Company) and Gleisner (President of All American Sports Corporation, a wholly owned subsidiary of the Company) indemnifying such individual against liability arising out of his actions or the performance of his duties within the scope of his employment not taken in bad faith. In addition, the employment agreements entered into by the Company and Messrs. Nederlander, Toboroff and Mauer provide that the Company shall assume primary responsibility for legal fees incurred by such person in any action as to which such person is entitled to have his legal fees paid for by the Company, and that the Company shall pay such fees directly to counsel rather than reimburse such officer.

            The Company maintains directors and officers liability and company reimbursement insurance which among other things, (i) provides for payments on behalf of its officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-Law provisions.

Item 16     List of Exhibits

            The Exhibits to this Registration Statement are listed in the
Exhibit Index of this Registration Statement, which is incorporated herein by reference.

Item 17     Undertakings

            The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 EXHIBIT INDEX

Exhibit
Nos.     Description of Exhibit
----     ----------------------

4(a)       Amended and Restated Articles of Incorporation (1)

4(b)       First Amended and Restated By Laws (2)

5(a)       Opinion of Lisa Marroni, Esq.

23(a)      Consent of Grant Thornton, LLP. (3)

23(c)      Consent of Lisa Marroni, Esq. (included in Exhibit 5(a))

24.        Power of Attorney (included on signature page)

-------------

(1)      Incorporated by reference to Registrants's Form 10-Q dated November
         11, 1996.

(2) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1995.

(3)      Filed herewith.

                                  SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Post Effective Amendment #1 to Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 3rd day of September, 1998.

                                                          RIDDELL SPORTS INC.

                                                      By:
                                                         ----------------------
                                                              David M. Mauer
                                                         Chief Executive Officer

                               POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints DAVID M. MAUER, DAVID GROELINGER and LISA MARRONI, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or his substitutes, may lawfully do or cause to b done by virtue thereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Robert Nederlander                    Chairman of the Board                             September 3, 1998
--------------------------------------
    Robert Nederlander

/s/ David M. Mauer                        Chief Executive Officer                           September 3, 1998
---------------------------------------   and Director (Principal Executive
    David M. Mauer                        Officer)


/s/ Jeffrey Webb                          Vice Chairman, President and                      September 3, 1998
---------------------------------------   Chief Operating Officer, Varsity
    Jeffrey Webb                          Group Division


/s/ Dan Cougill                           President and Chief Operating                     September 3, 1998
---------------------------------------   Officer, Riddell Group Division
    Dan Cougill


/s/ David Groelinger                      Executive Vice President,                         September 3, 1998
---------------------------------------   Chief Financial Officer
    David Groelinger                      (Principal Financial Officer)


/s/ Leonard Toboroff                      Vice President and Director                       September 3, 1998
---------------------------------------
    Leonard Toboroff

/s/ Lawrence Simon                        Senior Vice President and Treasurer               September 3, 1998
---------------------------------------   (Principal Accounting Officer)
    Lawrence Simon


/s/ Don R. Kornstein                      Director                                          September 3, 1998
---------------------------------------
    Don R. Kornstein

/s/ John McConnaughy                      Director                                          September 3, 1998
---------------------------------------
    John McConnaughy

                                          Director                                          September 3, 1998
---------------------------------------
     Glenn "Bo" Schembechler